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August 10, 2020

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Esq.
Valian Afshar, Esq.

Re:	Bioceres Crop Solutions Corp.
Schedule TO-I/A
Schedule 13E3
Filed on August 6, 2020 by Bioceres Crop Solutions Corp. et al.
File No. 005-90962

Ladies and Gentlemen:

On behalf of Bioceres Crop Solutions Corp., a Cayman Islands exempted limited company (the “Company”), we are writing to respond to the comments set forth in the letter to the Company, dated August 7, 2020, from the staff (the “Staff”) of the SEC. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Schedule TO will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Amendment No. 1 to the Schedule TO and Schedule 13E-3 filed with the SEC on August 6, 2020. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Exchange.

Schedule 13E-3

1.        While a second Schedule 13E-3 submission has been made together with the amended Schedule TO filing, the Schedule 13E-3 has not been designated as an amended filing. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. See Rule 301 of Regulation S-T. Please ensure that future amendments, including the final amendment, to Schedule 13E-3 are properly identified as an amendment, or advise.

Response:

In response to the Staff’s comment, the Company has amended its filing to confirm that the Schedule 13E-3 has also been amended.

Schedule TO-I/A

2.       Please refer to comment 7 in our last comment letter dated August 3, 2020. Please revise your disclosure to either discuss in reasonable detail the material factors upon which Bioceres LLC and Bioceres S.A. based their fairness determinations or indicate that Bioceres LLC and Bioceres S.A., in making their fairness determination, expressly adopted the factors cited by the Company and the board of directors. See Item 1014(b) of Regulation M-A, and Q & A # 20 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the Company has revised last sentence of “Special Factors—Section 2. Fairness of the Offer” of the Offer to Exchange as follows:

“Bioceres LLC and Bioceres S.A. have each expressly adopted the above-discussed factors cited by the Company and the Company’s board of directors in determining the fairness of the Offer to the Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders, and have each thereby determined that the Offer is fair to the Company’s Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders~~, based on the foregoing disclosure~~.”

3.       Please refer to comment 8 in our last comment letter dated August 3, 2020. Please revise the Offer to Exchange to include disclosure regarding the interests of Bioceres LLC and Bioceres S.A. in the Company’s net book value and net earnings. Although we note that you included such disclosure in Item 13(d) of the Schedule TO, Rule 13e-3(f)(1)(i) requires that the information required by Rule 13e-3(e) and corresponding Schedule 13E-3 be disseminated to the Company’s stockholders in accordance with Rule 13e-4. As such, because we understand that the Offer to Exchange is the operative disclosure document that is published, sent or given to the Company’s stockholders, the disclosure required by Item 13(d) of the Schedule TO must be included in such document.

Response:

In response to the Staff’s comment, the Company has added the following paragraph to the end of the subsection entitled “Effects” of “Special Factors — Section 1. Purposes, Alternatives, Reasons and Effects.” on page 15 of the Offer to Exchange:

“Upon successful completion of the Offer (including the exchange of each Warrant owned by Bioceres LLC for Exchange Shares) and (a) assuming that all Warrants are tendered for Cash Consideration, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have increased by $0.2 million, or 1%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have increased by $5,602, or 1%, or (b) assuming all Warrants are tendered for Exchange Shares, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have decreased by $1.6 million, or 5%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have decreased by $41,588, or 5%.”

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9424.

Yours faithfully,

/s/ Peter Cohen-Millstein

Peter Cohen-Millstein, Esq.

cc:	Federico Trucco, CEO, Bioceres Crop Solutions Corp.
Gloria Montaron Estrada, General Counsel, Bioceres S.A.

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